UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 25, 2006



Alliance One International, Inc.
(Exact name of registrant as specified in its charter)

Virginia	**001-13684**	**54-1746567**
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(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8001 Aerial Center Parkway
Morrisville, NC 27560-8417
(Address of principal executive offices)

(919) 379-4300
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Alliance One International, Inc.

ITEM 4.02   Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

Alliance One International, Inc. (the "Company") has identified three errors, as defined by FASB Statement No. 154, *Accounting Changes and Error Corrections*, impacting the Condensed Statement of Consolidated Cash Flows for the quarter ended June 30, 2006 (the "Cash Flow Statement") included in its Quarterly Report on Form 10-Q for such quarter filed with the U.S. Securities and Exchange Commission on August 9, 2006 (the "First Quarter Form 10-Q"). Each of these three errors is a non-cash misclassification within the Cash Flow Statement. As a result, on August 25, 2006, management concluded that the Cash Flow Statement included in the First Quarter Form 10-Q should no longer be relied upon.

Management has identified the following misclassifications in the Cash Flow Statement:

- the misclassification of certain foreign currency adjustments in the currency exchange schedules used to prepare the Cash Flow Statement resulted in an increase in the effect of exchange rate changes on cash and a corresponding increase in cash used by operating activities;
- changes in certain payables were misclassified into financing activities which resulted in an increase in cash provided by financing activities and a corresponding increase in cash used by operating activities; and
- certain gains on foreign currency transactions were misclassified into the changes in operating assets and liabilities. This misclassification had no impact on net cash used by operating activities.

The above errors had no effect on cash and cash equivalents as of June 30, 2006.

The Company plans to amend and restate its First Quarter Form 10-Q as soon as practicable. These errors do not impact the Condensed Statement of Consolidated Income or the Condensed Consolidated Balance Sheet included in the First Quarter Form 10-Q. Management is continuing to review the Cash Flow Statement and further errors may be identified.

Representatives of the Audit Committee and authorized officers of the Company have discussed the matters disclosed in this filing with the Company's independent registered public accounting firm.

Management of the Company is evaluating whether these three errors either individually or in the aggregate constitute a material weakness or weaknesses in the Company's internal controls over financial reporting as defined by the Public Company Accounting Oversight Board.

Alliance One International, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 31, 2006

Alliance One International, Inc.
Registrant

By: /s/ Thomas G. Reynolds
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Thomas G. Reynolds
Vice President - Controller
(Chief Accounting Officer)